FILE NO. 069-00403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be Filed Annually Prior to March 1

OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       1.     Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        OGE Energy Corp. (the “Company”) is a public utility holding company, which is incorporated in the State of Oklahoma and is located in Oklahoma City, Oklahoma. At December 31, 2003, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company (“OG&E”), Enogex Inc. and subsidiaries (“Enogex”), Origen Inc. (“Origen”) and OGE Energy Capital Trust I. The Company adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” effective December 31, 2003. The adoption of this new interpretation resulted in the deconsolidation of the trust originated preferred securities of OGE Energy Capital Trust I and the consolidation of Energy Insurance Bermuda Ltd. Mutual Business Program No. 19 (“MBP 19”). Energy Insurance Bermuda Ltd. (“EIB”) is incorporated in Bermuda under the Companies Act of 1981, as amended. The Company began participating in EIB through MBP 19 on November 15, 1998. MBP 19 was established to provide $15.0 million worth of property and liability insurance for the Company.

        OG&E was incorporated on February 27, 1902, under the laws of the Territory of Oklahoma and now exists under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of

Arkansas. Its business is more fully described in its Form 10-K for the year ended December 31, 2002 (File No. 1-1097) on file with the Commission.

        Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E’s electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). At December 31, 2003, Enogex had four wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources, Inc., Enogex Arkansas Pipeline Corporation and Enogex Gas Gathering, L.L.C. At December 31, 2003, Enogex Arkansas Pipeline Corporation owned a 75 percent interest in the NOARK Pipeline System, Limited Partnership. The NOARK Pipeline System, Limited Partnership owned 100 percent interests in Ozark Gas Transmission, L.L.C., NOARK Energy Services, L.L.C., Ozark Gas Gathering, L.L.C. and NOARK Pipeline Finance, L.L.C.

        Enogex, including its subsidiaries, consists of three related businesses: (i) the transportation and storage of natural gas, (ii) the gathering and processing of natural gas and (iii) the marketing and trading of natural gas. The subsidiaries of Enogex are not “public utility companies” within the meaning of the Act. Enogex and its subsidiaries were incorporated under the laws of the State of Oklahoma.

        During 2002, the assets of Enogex Exploration Corporation were sold. During 2003, Enogex Products Corporation sold its interest in the NuStar Joint Venture (“NuStar”). As a result of these sale transactions, Enogex Exploration Corporation and NuStar have been reported as discontinued operations for the year ended December 31, 2003.

        Origen is a wholly-owned non-regulated subsidiary of the Company. Origen was incorporated under the laws of the State of Oklahoma. Origen is currently invested in a venture capital fund.

       2.     A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        The Company owns no physical properties.

        OG&E’s principal properties are described in its Form 10-K for the year ended December 31, 2002 (File No. 1-1097) on file with the Commission.

       3.     The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a)     Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

	MCF	Kwh Sold	Dollar Revenues From Sales
Retail	None	23,473,634,480	$1,413,350,620
Wholesale	None	1,666,294,792	61,794,695

Total		25,139,929,272	$1,475,145,315

        (b)     Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of incorporation of exempt holding company, the volumes sold and related revenues at retail in (a) above:

	MCF	Kwh Sold	Dollar Retail Revenues
Arkansas	None	2,649,439,751	$128,835,018

        (c)     Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line (please identify which) of the State of incorporation of exempt holding company, the volumes sold and related revenues at wholesale in (a) above:

	MCF	Kwh Sold	Dollar Wholesale Revenues
Arkansas	None	857,480,428	$34,053,360
State Line	None	79,832,000	3,077,353

Total		937,312,428	$37,130,713

        (d)     Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

	Total Company	Arkansas	State Line (Other Utilities)
MCF	None	---	---
Kwh by OG&E	1,747,896,000	755,000	1,747,141,000
Revenue by OG&E	$84,939,532	$ 40,545	$ 84,898,987

       4.     The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a)     Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        (b)     Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        (c)     Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        (d)     Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        (e)     Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        Item 4 is not applicable. At December 31, 2003, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBITS

A.	Unaudited Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2003, and Unaudited Consolidating Balance Sheet at December 31, 2003, for OGE Energy Corp. (the “Company”) and its subsidiary companies.

B.	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Exhibit B is not applicable. At December 31, 2003, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 20th day of February 2004.

OGE ENERGY CORP. (Registrant)
By	/s/ Donald R. Rowlett
Donald R. Rowlett Vice President and Controller

CORPORATE SEAL

Attest:

       /s/ Carla D. Brockman
            Carla D. Brockman
            Corporate Secretary

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Donald R. Rowlett, Vice President and Controller
P. O. Box 321, Oklahoma City, Oklahoma 73101-0321

EXHIBIT INDEX

                        Exhibit                                                        Description

A.	Unaudited Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2003, and Unaudited Consolidating Balance Sheet at December 31, 2003, for OGE Energy Corp. (the “Company”) and its subsidiary companies.

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Energy Insurance MBP No. 19	Consolidating Adjustments	OGE Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$208.3	$4.0	$33.1	$0.1	$0.1	$-	$245.6
Accounts receivable, net	0.1	133.0	217.0	-	0.1	-	350.2
Accounts receivable - affiliates	29.1	-	11.8	-	-	(40.9)	-
Advances to parent	-	51.8	1.6	1.2	-	(54.6)	-
Accrued unbilled revenues	-	38.0	-	-	-	-	38.0
Fuel inventories	-	60.0	103.3	-	-	-	163.3
Materials and supplies, at average cost	2.8	41.4	0.9	-	-	-	45.1
Price risk management	-	-	61.3	-	-	-	61.3
Gas imbalance	-	-	70.0	-	-	-	70.0
Accumulated deferred tax assets	0.9	6.8	1.6	-	0.1	-	9.4
Fuel clause under recoveries	-	4.0	-	-	-	-	4.0
Other	1.6	6.2	5.2	-	8.5	-	21.5

Total current assets	242.8	345.2	505.8	1.3	8.8	(95.5)	1,008.4
OTHER PROPERTY AND INVESTMENTS, at cost	1,452.4	5.6	2.0	0.6	-	(1,425.9)	34.7
PROPERTY, PLANT AND EQUIPMENT
In service	56.3	4,210.8	1,329.2	-	-	-	5,596.3
Construction work in progress	0.7	44.6	11.4	-	-	-	56.7
Other	-	1.0	14.0	-	-	-	15.0

Total property, plant and equipment	57.0	4,256.4	1,354.6	-	-	-	5,668.0
Less accumulated depreciation	41.1	2,006.0	311.4	-	-	-	2,358.5

Net property, plant and equipment	15.9	2,250.4	1,043.2	-	-	-	3,309.5

DEFERRED CHARGES AND OTHER ASSETS
Recoverable take or pay gas charges	-	32.5	-	-	-	-	32.5
Income taxes recoverable from customers, net	-	31.6	-	-	-	-	31.6
Intangible assets - unamortized prior
service cost	4.5	35.7	-	-	-	-	40.2
Prepaid benefit obligation	12.6	37.5	5.6	-	-	-	55.7
Price risk management	-	4.0	9.5	-	-	-	13.5
Other	6.4	32.7	19.5	-	-	-	58.6

Total deferred charges and other assets	23.5	174.0	34.6	-	-	-	232.1

TOTAL ASSETS	$1,734.6	$2,775.2	$1,585.6	$1.9	$8.8	$(1,521.4)	$4,584.7

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Energy Insurance MPB No. 19	Consolidating Adjustments	OGE Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$152.5	$50.0	$-	$-	$-	$-	$202.5
Accounts payable - affiliates	-	40.9	-	-	-	(40.9)	-
Accounts payable - other	2.7	57.7	219.6	-	0.2	-	280.2
Advances from subsidiary	54.6	-	-	-	-	(54.6)	-
Dividends payable	29.1	-	-	-	-	-	29.1
Customers' deposits	-	35.8	5.8	-	-	-	41.6
Accrued taxes	(9.7)	20.6	7.6	-	0.2	-	18.7
Accrued interest	-	12.8	17.9	-	-	-	30.7
Accrued interest - unconsolidated affiliate	3.5	-	-	-	-	-	3.5
Tax collections payable	-	7.9	-	-	-	-	7.9
Accrued vacation	2.7	11.6	2.9	-	-	-	17.2
Long-term debt due within one year	-	-	52.1	-	-	-	52.1
Non-recourse debt of joint venture	-	-	1.2	-	-	-	1.2
Price risk management	-	-	46.9	-	-	-	46.9
Gas imbalance	-	-	22.5	-	-	-	22.5
Fuel clause over recoveries	-	32.4	-	-	-	-	32.4
Other	6.9	15.3	12.7	-	6.3	-	41.2

Total current liabilities	242.3	285.0	389.2	-	6.7	(95.5)	827.7
LONG-TERM DEBT
Long-term debt	-	707.2	482.5	-	-	-	1,189.7
Non-recourse debt of joint venture	-	-	40.2	-	-	-	40.2
Long-term debt - unconsolidated affiliate	206.2	-	-	-	-	-	206.2

Total long-term debt	206.2	707.2	522.7	-	-	-	1,436.1
DEFERRED CREDITS AND OTHER LIABILITIES
Accrued pension and benefit obligations	26.1	134.8	6.5	-	-	-	167.4
Accumulated deferred income taxes	-	535.9	211.4	-	-	-	747.3
Accumulated deferred investment tax credits	-	42.0	-	-	-	-	42.0
Accrued removal obligations, net	-	116.3	-	-	-	-	116.3
Price risk management	-	-	4.5	-	-	-	4.5
Provision for payments of take or pay gas	-	32.5	-	-	-	-	32.5
Other	6.2	1.6	1.5	-	-	-	9.3

Total deferred credits and other liabilities	32.3	863.1	223.9	-	-	-	1,119.3
STOCKHOLDERS' EQUITY
Common stockholders' equity	636.1	512.4	430.2	5.0	1.5	(949.1)	636.1
Retained earnings	623.9	460.9	18.8	(3.1)	0.2	(476.8)	623.9
Accumulated other comprehensive income (loss), net of tax	(6.2)	(53.4)	0.8	-	0.4	-	(58.4)

Total stockholders' equity	1,253.8	919.9	449.8	1.9	2.1	(1,425.9)	1,201.6

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,734.6	$2,775.2	$1,585.6	$1.9	$8.8	$(1,521.4)	$4,584.7

Exhibit A

OGE Energy Corp.
Consolidating Statement of Income
Year Ended December 31, 2003
(Unaudited)

(In millions, except per share data)	OGE Energy Corp.		Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Energy Insurance MBP No. 19	Consolidating Adjustments	OGE Consolidated Statements
OPERATING REVENUES
Electric Utility operating revenues	$-		$1,517.1	$-	$-	$-	$-	$1,517.1
Natural Gas Pipeline operating revenues	-		-	2,327.8	-	-	(65.9)	2,261.9

Total operating revenues	-		1,517.1	2,327.8	-	-	(65.9)	3,779.0
COST OF GOODS SOLD
Electric Utility cost of goods sold	-		837.4	-	-	-	(44.7)	792.7
Natural Gas Pipeline cost of goods sold	-		-	2,074.5	-	-	(21.2)	2,053.3

Total cost of goods sold	-		837.4	2,074.5	-	-	(65.9)	2,846.0
Gross margin on revenues	-		679.7	253.3	-	-	-	933.0
Other operation and maintenance	(14.3)		294.8	91.2	-	-	-	371.7
Depreciation	10.9		121.8	44.2	-	-	-	176.9
Impairment of assets	1.0		-	9.2	-	-	-	10.2
Taxes other than income	2.9		46.9	17.5	-	-	-	67.3

OPERATING INCOME (LOSS)	(0.5)		216.2	91.2	-	-	-	306.9
OTHER INCOME (EXPENSE)
Other income	0.7		0.8	6.6	-	-	-	8.1
Other expense	(2.5)		(3.2)	(3.0)	(0.3)	-	-	(9.0)

Net other income (expense)	(1.8)		(2.4)	3.6	(0.3)	-	-	(0.9)
INTEREST INCOME (EXPENSE)
Interest income	1.9		0.6	0.9	(0.1)	-	(2.0)	1.3
Interest on long-term debt	-		(36.9)	(38.3)	-	-	-	(75.2)
Interest expense - unconsolidated affiliate	(17.3)		-	-	-	-	-	(17.3)
Allowance for borrowed funds used during
construction	-		0.5	-	-	-	-	0.5
Interest on short-term debt and other interest
charges	(4.1)		(2.4)	(1.5)	-	-	2.0	(6.0)

Net interest expense	(19.5)		(38.2)	(38.9)	(0.1)	-	-	(96.7)
INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE TAXES	(21.8)		175.6	55.9	(0.4)	-	-	209.3
INCOME TAX EXPENSE (BENEFIT)	(8.6)		60.2	22.7	(0.6)	-	-	73.7

INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(13.2)		115.4	33.2	0.2	-	-	135.6
DISCONTINUED OPERATIONS
Income from discontinued operations	-		-	1.8	-	-	-	1.8
Income tax expense	-		-	2.2	-	-	-	2.2

Loss from discontinued operations	-		-	(0.4)	-	-	-	(0.4)
INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(13.2)		115.4	32.8	0.2	-	-	135.2
CUMULATIVE EFFECT ON PRIOR YEARS
OF CHANGE IN ACCOUNTING PRINCIPLE,
NET OF TAX OF $3.4	0.3		-	(5.9)	-	0.2	-	(5.4)
INCOME FROM SUBSIDIARIES	142.7		-	-	-	-	(142.7)	-

NET INCOME	$129.8		$115.4	$26.9	$0.2	$0.2	$(142.7)	$129.8

BASIC AVERAGE COMMON SHARES OUTSTANDING	81.8							81.8
DILUTED AVERAGE COMMON SHARES OUTSTANDING	82.1							82.1
BASIC EARNINGS PER AVERAGE COMMON SHARE
Income from continuing operations	$1.6	6						$1.6	6
Loss from cumulative effect of accounting change, net of tax	(0.0	7)						(0.0	7)
NET INCOME	$1.5	9						$1.5	9
DILUTED EARNINGS PER AVERAGE COMMON SHARE
Income from continuing operations	$1.6	5						$1.6	5
Loss from cumulative effect of accounting change, net of tax	(0.0	7)						(0.0	7)
NET INCOME	$1.5	8						$1.5	8

Exhibit A

OGE Energy Corp.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2003
(Unaudited)

(In millions)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.	Energy Insurance MBP No. 19	Consolidating Adjustments	OGE Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$604.7	$455.2	$2.1	$(3.3)	$-	$(454.0)	$604.7
ADD: Net income	129.8	115.4	26.9	0.2	0.2	(142.7)	129.8

Total	734.5	570.6	29.0	(3.1)	0.2	(596.7)	734.5
DEDUCT: Dividends declared on common stock	110.6	109.7	10.2	-	-	(119.9)	110.6

BALANCE AT END OF PERIOD	$623.9	$460.9	$18.8	$(3.1)	$0.2	$(476.8)	$623.9

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$-	$18.5	$14.6	$-	$-	$33.1
Accounts receivable, net	14.1	12.8	183.1	2.1	4.9	-	217.0
Accounts receivable - affiliates	51.3	-	-	2.9	-	(42.4)	11.8
Advances to subsidiary	190.2	-	-	-	-	(190.2)	-
Advances to parent	1.6	255.0	-	-	-	(255.0)	1.6
Fuel inventories	20.8	0.1	82.4	-	-	-	103.3
Materials and supplies, at
average cost	0.9	-	-	-	-	-	0.9
Price risk management	-	-	61.3	-	-	-	61.3
Gas imbalance	24.0	0.5	45.4	0.6	-	(0.5)	70.0
Accumulated deferred tax assets	1.8	-	(0.2)	-	-	-	1.6
Other	2.1	-	3.0	0.1	-	-	5.2

Total current assets	306.8	268.4	393.5	20.3	4.9	(488.1)	505.8
OTHER PROPERTY AND INVESTMENTS, at cost	512.6	-	-	-	-	(510.6)	2.0
PROPERTY, PLANT AND EQUIPMENT
In service	724.8	69.9	7.3	145.0	382.2	-	1,329.2
Construction work in progress	7.5	0.9	-	0.1	2.9	-	11.4
Other	0.5	4.8	-	2.0	6.7	-	14.0

Total property, plant and equipment	732.8	75.6	7.3	147.1	391.8	-	1,354.6
Less accumulated depreciation	131.3	23.9	5.5	15.6	135.1	-	311.4

Net property, plant and equipment	601.5	51.7	1.8	131.5	256.7	-	1,043.2

DEFERRED CHARGES AND OTHER ASSETS
Prepaid benefit obligation	5.6	-	-	-	-	-	5.6
Price risk management	3.6	-	5.9	-	-	-	9.5
Other	3.2	5.3	-	7.3	3.7	-	19.5

Total deferred charges and other assets	12.4	5.3	5.9	7.3	3.7	-	34.6

TOTAL ASSETS	$1,433.3	$325.4	$401.2	$159.1	$265.3	$(998.7)	$1,585.6

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$(5.0)	$8.3	$21.2	$(0.4)	$18.3	$(42.4)	$-
Advances from parent	-	-	128.3	61.9	-	(190.2)	-
Advances from subsidiary	255.0	-	-	-	-	(255.0)	-
Accounts payable	46.0	5.7	163.7	4.0	0.2	-	219.6
Customers' deposits	1.6	-	4.2	-	-	-	5.8
Accrued taxes	4.7	0.4	0.1	0.9	1.5	-	7.6
Accrued interest	17.2	-	-	0.7	-	-	17.9
Accrued vacation	2.9	-	-	-	-	-	2.9
Long-term debt due within one year	51.0	-	-	1.1	-	-	52.1
Non-recourse debt of joint venture	-	-	-	1.2	-	-	1.2
Price risk management	-	-	46.9	-	-	-	46.9
Gas imbalance	12.8	-	10.0	0.2	-	(0.5)	22.5
Other	7.7	-	-	0.1	4.9	-	12.7

Total current liabilities	393.9	14.4	374.4	69.7	24.9	(488.1)	389.2
LONG-TERM DEBT
Long-term debt	447.7	-	-	34.8	-	-	482.5
Non-recourse debt of joint venture	-	-	-	40.2	-	-	40.2

Total long-term debt	447.7	-	-	75.0	-	-	522.7
DEFERRED CREDITS AND OTHER LIABILITIES
Accrued pension and benefit obligations	6.5	-	-	-	-	-	6.5
Accumulated deferred income taxes	134.9	16.7	-	15.1	44.7	-	211.4
Price risk management	-	-	4.5	-	-	-	4.5
Other	1.3	0.1	-	-	0.1	-	1.5

Total deferred credits and other liabilities	142.7	16.8	4.5	15.1	44.8	-	223.9
STOCKHOLDERS' EQUITY
Common stockholders' equity	430.2	264.3	15.0	-	200.4	(479.7)	430.2
Retained earnings	18.8	29.9	6.5	(0.7)	(4.8)	(30.9)	18.8
Accumulated other comprehensive income,
net of tax	-	-	0.8	-	-	-	0.8

Total stockholders' equity	449.0	294.2	22.3	(0.7)	195.6	(510.6)	449.8

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY	$1,433.3	$325.4	$401.2	$159.1	$265.3	$(998.7)	$1,585.6

Exhibit A

Enogex Inc.
Consolidating Statement of Operations
Year Ended December 31, 2003
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Exploration Corporation	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
OPERATING REVENUES	$177.6	$151.3	$1,963.7	$-	$72.0	$360.4	$(397.2)	$2,327.8
COST OF GOODS SOLD	56.7	117.1	1,939.8	-	54.8	303.3	(397.2)	2,074.5

Gross margin on revenues	120.9	34.2	23.9	-	17.2	57.1	-	253.3
Other operation and maintenance	34.1	9.0	9.2	-	7.4	31.5	-	91.2
Depreciation	15.3	3.2	1.5	-	3.3	20.9	-	44.2
Impairment of assets	1.6	0.9	-	-	-	6.7	-	9.2
Taxes other than income	11.1	1.4	0.3	-	1.0	3.7	-	17.5

OPERATING INCOME (LOSS)	58.8	19.7	12.9	-	5.5	(5.7)	-	91.2
OTHER INCOME (EXPENSE)
Other income	0.2	0.1	-	-	5.9	0.4	-	6.6
Other expense	(0.7)	-	-	-	(1.4)	(0.9)	-	(3.0)

Net other income (expense)	(0.5)	0.1	-	-	4.5	(0.5)	-	3.6
INTEREST INCOME (EXPENSE)
Interest income	0.7	-	0.1	-	0.1	-	-	0.9
Interest on long-term debt	(33.2)	-	-	-	(5.1)	-	-	(38.3)
Interest on short-term debt and other
interest charges	(0.9)	-	-	-	(0.6)	-	-	(1.5)

Net interest income (expense)	(33.4)	-	0.1	-	(5.6)	-	-	(38.9)
INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAXES	24.9	19.8	13.0	-	4.4	(6.2)	-	55.9
INCOME TAX EXPENSE (BENEFIT)	10.9	6.9	5.1	-	1.5	(1.7)	-	22.7

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE CUMULATIVE EFFECT
OF CHANGE IN ACCOUNTING
PRINCIPLE	14.0	12.9	7.9	-	2.9	(4.5)	-	33.2
DISCONTINUED OPERATIONS
Income from discontinued operations	1.8	1.8	-	-	-	-	(1.8)	1.8
Income tax expense	2.2	0.6	-	1.6	-	-	(2.2)	2.2

Income (loss) from discontinued operations	(0.4)	1.2	-	(1.6)	-	-	0.4	(0.4)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
CHANGE IN ACCOUNTING PRINCIPLE	13.6	14.1	7.9	(1.6)	2.9	(4.5)	0.4	32.8
CUMULATIVE EFFECT ON PRIOR YEARS OF CHANGE IN
ACCOUNTING PRINCIPLE,
NET OF TAX OF $3.7	(0.4)	-	(5.5)	-	-	-	-	(5.9)
INCOME FROM SUBSIDIARIES	13.7	-	-	-	-	-	(13.7)	-

NET INCOME (LOSS)	$26.9	$14.1	$2.4	$(1.6)	$2.9	$(4.5)	$(13.3)	$26.9

Exhibit A

Enogex Inc.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2003
(Unaudited)

(In millions)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources Inc.	Enogex Exploration Corporation	Enogex Arkansas Pipeline Corp.	Enogex Gas Gathering, L.L.C.	Consolidating Adjustments	Enogex Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$2.1	$15.8	$4.1	$43.5	$(3.6)	$(0.3)	$(59.5)	$2.1
ADD: Net income (loss)	26.9	14.1	2.4	(1.6)	2.9	(4.5)	(13.3)	26.9

Total	29.0	29.9	6.5	41.9	(0.7)	(4.8)	(72.8)	29.0
DEDUCT: Dividends declared on common stock	10.2	-	-	-	-	-	-	10.2
Sale of Enogex Exploration Corporation	-	-	-	41.9	-	-	(41.9)	-

BALANCE AT END OF PERIOD	$18.8	$29.9	$6.5	$-	$(0.7)	$(4.8)	$(30.9)	$18.8

Exhibit A

Enogex Products Corporation
Consolidating Statement of Operations
Year Ended December 31, 2003
(Unaudited)

(In millions)	Enogex Products Corporation	NuStar Joint Venture	Consolidating Adjustments	EPC Consolidated Statements
OPERATING REVENUES	$151.3	$-	$-	$151.3
COST OF GOODS SOLD	117.1	-	-	117.1

Gross margin on revenues	34.2	-	-	34.2
Other operation and maintenance	9.0	-	-	9.0
Depreciation	3.2	-	-	3.2
Impairment of assets	0.9	-	-	0.9
Taxes other than income	1.4	-	-	1.4

OPERATING INCOME	19.7	-	-	19.7
OTHER INCOME (EXPENSE)
Other income	0.1	-	-	0.1

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	19.8	-	-	19.8
INCOME TAX EXPENSE	6.9	-	-	6.9

INCOME FROM CONTINUING OPERATIONS	12.9	-	-	12.9
DISCONTINUED OPERATIONS
Income (loss) from discontinued operations	1.8	(0.1)	0.1	1.8
Income tax expense	0.6	-	-	0.6

Income (loss) from discontinued operations	1.2	(0.1)	0.1	1.2

NET INCOME (LOSS)	$14.1	$(0.1)	$0.1	$14.1

Exhibit A

Enogex Products Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2003
(Unaudited)

(In millions)	Enogex Products Corporation	NuStar Joint Venture	Consolidating Adjustments	EPC Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$15.8	$23.1	$(23.1)	$15.8
ADD: Net income (loss)	14.1	(0.1)	0.1	14.1

Total	29.9	23.0	(23.0)	29.9
DEDUCT: Sale of NuStar	-	23.0	(23.0)	-

BALANCE AT END OF PERIOD	$29.9	$-	$-	$29.9

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$14.6	$-	$14.6
Accounts receivable, net	-	2.1	-	2.1
Accounts receivable - affiliates	-	3.2	(0.3)	2.9
Gas imbalance	-	0.6	-	0.6
Other	-	0.1	-	0.1

Total current assets	-	20.6	(0.3)	20.3
OTHER PROPERTY AND INVESTMENTS, at cost	81.3	-	(81.3)	-
PROPERTY, PLANT AND EQUIPMENT
In service	-	183.6	(38.6)	145.0
Construction work in progress	-	0.1	-	0.1
Other	-	2.0	-	2.0

Total property, plant and equipment	-	185.7	(38.6)	147.1
Less accumulated depreciation	-	33.2	(17.6)	15.6

Net property, plant and equipment	-	152.5	(21.0)	131.5

DEFERRED CHARGES AND OTHER ASSETS
Other	-	9.5	(2.2)	7.3

TOTAL ASSETS	$81.3	$182.6	$(104.8)	$159.1

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$-	$-	$(0.4)	$(0.4)
Advances from parent	61.9	-	-	61.9
Accounts payable	-	4.0	-	4.0
Accrued taxes	-	0.9	-	0.9
Accrued interest	0.3	0.4	-	0.7
Long-term debt due within one year	0.3	2.0	(1.2)	1.1
Non-recourse debt of joint venture	-	-	1.2	1.2
Gas imbalance	-	0.2	-	0.2
Other	-	-	0.1	0.1

Total current liabilities	62.5	7.5	(0.3)	69.7
LONG-TERM DEBT
Long-term debt	8.0	67.0	(40.2)	34.8
Non-recourse debt of joint venture	-	-	40.2	40.2

Total long-term debt	8.0	67.0	-	75.0
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes	15.1	-	-	15.1
STOCKHOLDERS' EQUITY
Common stockholders' equity	-	105.3	(105.3)	-
Retained earnings	(4.3)	2.8	0.8	(0.7)

Total stockholders' equity	(4.3)	108.1	(104.5)	(0.7)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$81.3	$182.6	$(104.8)	$159.1

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Income
Year Ended December 31, 2003
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
OPERATING REVENUES	$-	$72.0	$-	$72.0
COST OF GOODS SOLD	-	54.8	-	54.8

Gross margin on revenues	-	17.2	-	17.2
Other operation and maintenance	3.6	3.8	-	7.4
Depreciation	-	3.7	(0.4)	3.3
Taxes other than income	-	1.0	-	1.0

OPERATING INCOME (LOSS)	(3.6)	8.7	0.4	5.5
OTHER INCOME (EXPENSE)
Other income	-	5.9	-	5.9
Other expense	-	-	(1.4)	(1.4)

Net other income	-	5.9	(1.4)	4.5
INTEREST INCOME (EXPENSE)
Interest income	-	0.1	-	0.1
Interest on long-term debt	-	(5.7)	0.6	(5.1)
Interest on short-term debt and other interest charges	(0.6)	-	-	(0.6)

Net interest expense	(0.6)	(5.6)	0.6	(5.6)
INCOME (LOSS) BEFORE TAXES	(4.2)	9.0	(0.4)	4.4
INCOME TAX EXPENSE	1.5	-	-	1.5

INCOME (LOSS) BEFORE CONTRIBUTION FROM
SUBSIDIARIES	(5.7)	9.0	(0.4)	2.9
INCOME FROM SUBSIDIARIES	8.0	-	(8.0)	-

NET INCOME	$2.3	$9.0	$(8.4)	$2.9

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2003
(Unaudited)

(In millions)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$(6.6)	$(6.2)	$9.2	$(3.6)
ADD: Net income	2.3	9.0	(8.4)	2.9

BALANCE AT END OF PERIOD	$(4.3)	$2.8	$0.8	$(0.7)

Exhibit A

NOARK Pipeline System, LP
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15.6	$-	$-	$-	$(1.0)	$14.6
Accounts receivable, net	-	1.1	1.0	-	-	2.1
Accounts receivable - affiliates	-	0.2	2.9	0.4	(0.3)	3.2
Advances to parent	-	96.2	-	2.0	(98.2)	-
Advances to subsidiary	55.0	-	-	-	(55.0)	-
Gas imbalance	-	0.6	1.3	-	(1.3)	0.6
Other	-	0.1	-	-	-	0.1

Total current assets	70.6	98.2	5.2	2.4	(155.8)	20.6
OTHER PROPERTY AND INVESTMENTS, at cost	201.4	-	-	-	(201.4)	-
PROPERTY, PLANT AND EQUIPMENT
In service	-	173.6	10.0	-	-	183.6
Construction work in progress	-	0.1	-	-	-	0.1
Other	-	2.0	-	-	-	2.0

Total property, plant and equipment	-	175.7	10.0	-	-	185.7
Less accumulated depreciation	-	31.2	2.0	-	-	33.2

Net property, plant and equipment	-	144.5	8.0	-	-	152.5

DEFERRED CHARGES AND OTHER ASSETS
Other	1.6	7.9	-	67.0	(67.0)	9.5

TOTAL ASSETS	$273.6	$250.6	$13.2	$69.4	$(424.2)	$182.6

Exhibit A

NOARK Pipeline System, LP
Consolidating Balance Sheet
December 31, 2003
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	NOARK Energy Services, L.L.C.	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable - affiliates	$0.2	$-	$-	$-	$-	$(0.2)	$-
Accounts payable	-	-	-	5.1	-	(1.1)	4.0
Accrued taxes	-	0.9	-	-	-	-	0.9
Accrued interest	-	-	-	-	0.4	-	0.4
Advances from parent	-	-	43.3	11.6	-	(54.9)	-
Advances from subsidiary	98.3	-	-	-	-	(98.3)	-
Long-term debt due within one year	-	-	-	-	2.0	-	2.0
Gas imbalance	-	1.5	-	-	-	(1.3)	0.2

Total current liabilities	98.5	2.4	43.3	16.7	2.4	(155.8)	7.5
LONG-TERM DEBT	67.0	-	-	-	67.0	(67.0)	67.0
STOCKHOLDERS' EQUITY
Common stockholders' equity	105.3	171.5	-	1.9	-	(173.4)	105.3
Retained earnings	2.8	76.7	(43.3)	(5.4)	-	(28.0)	2.8

Total stockholders' equity	108.1	248.2	(43.3)	(3.5)	-	(201.4)	108.1

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$273.6	$250.6	$-	$13.2	$69.4	$(424.2)	$182.6

Exhibit A

NOARK Pipeline System, LP
Consolidating Statement of Operations
Year Ended December 31, 2003
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	NOARK Energy Services, L.L.C.	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
OPERATING REVENUES	$-	$21.9	$2.6	$57.0	$-	$(9.5)	$72.0
COST OF GOODS SOLD	-	(3.0)	9.6	57.7	-	(9.5)	54.8

Gross margin on revenues	-	24.9	(7.0)	(0.7)	-	-	17.2
Other operation and maintenance	(2.4)	5.4	-	0.8	-	-	3.8
Depreciation	-	3.2	-	0.5	-	-	3.7
Taxes other than income	-	1.0	-	-	-	-	1.0

OPERATING INCOME (LOSS)	2.4	15.3	(7.0)	(2.0)	-	-	8.7
OTHER INCOME (EXPENSE)
Other income	-	5.9	-	-	-	-	5.9
INTEREST INCOME (EXPENSES)
Interest income	0.1	-	-	-	5.0	(5.0)	0.1
Interest on long-term debt	(0.2)	(0.5)	-	-	(5.0)	-	(5.7)
Interest on short-term debt and other interest
charges	(5.0)	-	-	-	-	5.0	-

Net interest expense	(5.1)	(0.5)	-	-	-	-	(5.6)
INCOME (LOSS) BEFORE TAXES	(2.7)	20.7	(7.0)	(2.0)	-	-	9.0
INCOME TAX EXPENSE	-	-	-	-	-	-	-

INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES	(2.7)	20.7	(7.0)	(2.0)	-	-	9.0
INCOME FROM SUBSIDIARIES	11.7	-	-	-	-	(11.7)	-

NET INCOME (LOSS)	$9.0	$20.7	$(7.0)	$(2.0)	$-	$(11.7)	$9.0

Exhibit A

NOARK Pipeline System, LP
Consolidating Statement of Retained Earnings
Year Ended December 31, 2003
(Unaudited)

(In millions)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	NOARK Energy Services, L.L.C.	Ozark Gas Gathering, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
BALANCE AT BEGINNING OF PERIOD	$(6.2)	$56.0	$(36.3)	$(3.4)	$(16.3)	$(6.2)
ADD: Net income (loss)	9.0	20.7	(7.0)	(2.0)	(11.7)	9.0

BALANCE AT END OF PERIOD	$2.8	$76.7	$(43.3)	$(5.4)	$(28.0)	2.8